P&O
Established 1837

The Peninsular and Oriental
Steam Navigation Company
79 Pall Mall
London SW1Y 5EJ

Telephone +44 (0)20 7930 4343
Facsimile +44 (0)20 7839 9338
Email: secretariat@pogroup.com
www.pogroup.com

Head Office 79 Pall Mall
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA

82-2083

19 December 2003

Dear Sirs

P&O NEDLLOYD: APPOINTMENT OF CEO

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Sylvia Freeman

Sylvia Freeman
Company Secretariat

enc

dlw 1/12

P&O

News Release

19 December 2003

P&O NEDLLOYD: APPOINTMENT OF CEO

P&O and Royal Nedlloyd NV announce the appointment by P&O Nedlloyd Container Line Limited of Philip Green as Chief Executive Officer from 1 January 2004.

Philip Green was until recently Chief Operating Officer of Reuters Group plc which he joined in 1999. His responsibilities included the design and implementation of a global change management programme. Prior to this he worked for nine years with DHL International, the global market leader for cross-border express delivery, becoming Chief Operating Officer for Europe and Africa.

Philip Green holds an MBA from London Business School and a BA (Hons) degree from the University of Wales.

Haddo Meijer, Chief Executive Officer of Royal Nedlloyd NV, will stand down as Chairman of the Executive Committee of P&O Nedlloyd on 1 January 2004. As announced previously, Robert Woods, currently Group Managing Director of P&O Nedlloyd, will relinquish this position when be becomes Chief Executive of P&O, also on 1 January 2004. Both Haddo Meijer and Robert Woods will become non-executive directors of P&O Nedlloyd.

In a joint comment on the appointment the P&O Nedlloyd co-Chairmen, Lord Sterling and Mr Leo Berndsen, said: "We are very pleased that we have appointed Philip. His experience from DHL gives him a detailed knowledge of the logistics market and during his time at Reuters he demonstrated his ability to work effectively at a senior level in a global FTSE 100 company."

Philip Green said: "I am very excited about my new role. I look forward to working with the P&O Nedlloyd team worldwide and building on the considerable achievements of the last few years."

For more information: Peter Smith, Director, Communications and Strategy, P&O
+44 (0)20 7930 4343

Cor Radings, Corporate Public Relations, Royal Nedlloyd
+31 626 316 854

Notes to editors:

1. Philip Green, 50, has held various senior management positions in the US and the UK. From 1990-1999 he was Chief Operating Officer for Europe and Africa for DHL International. In 1999 he joined Reuters Group plc as Chief Executive Officer of Reuters Trading Solutions and then became Chief Operating Officer of the Group in 2001. Philip is currently a non-executive director of Swedish SKF and is on the advisory board of the London Business School.

2. P&O Nedlloyd is one of the world's leading container shipping lines and international logistics providers. It is a 50:50 joint venture formed between P&O and Royal Nedlloyd NV. P&O Nedlloyd's global liner network offers over 80 service routes and provides connections to over 230 main ports.

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